Revival Tea Company, Inc.

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents

Independent Accountant's Review Report

To Management of:
Revival Tea Company, Inc.

We have reviewed the accompanying financial statements of Revival Tea Company, Inc. (the company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Revival Tea Company, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
May 23, 2024

Revival Tea Company, Inc.

Balance Sheet (Unaudited)

As of December 31, 2023 and 2022

	Note		2023		2022
Assets					
Current Assets					
Cash and cash equivalents	1.g	$	96,048	$	57,416
Inventories	1.h		349,312		135,355
Payroll refund receivable			17,886		-
Total Current Assets			463,246		192,771
Noncurrent Assets					
Property, plant, and equipment, net	2		30,779		39,773
Right-of-use assets, operating leases	4		502,880		338,246
Total Noncurrent Assets			533,659		378,019
Total Assets			996,905		570,790
Liabilities & Stockholders' Equity					
Liabilities					
Current Liabilities					
Accounts payable and accrued expenses	3		20,050		42,487
Debt, current	5		398,829		249,192
Operating lease liabilities, current	4		90,181		50,930
Gift card liabilities	1.n		18,511		11,123
Total Current Liabilities			527,571		353,732
Noncurrent Liabilities					
Debt, noncurrent	5		386,657		171,058
Operating lease liabilities, noncurrent	4		448,397		304,499
Total Noncurrent Liabilities			835,054		475,557
Total Liabilities			1,362,625		829,289
Stockholders' Equity	**6**				
Preferred stock, $0.0001 par value, 1,025,000 shares authorized; 878,437 shares issued and outstanding			88		-
Common stock, $0.0001 par value, 10,000,000 shares authorized; 5,000,000 shares issued and outstanding			500		-
Additional paid-in capital			334,252		15,894
Accumulated Deficit			(700,560)		(274,393)
Total Stockholders' Equity			(365,720)		(258,499)
Total Liabilities & Stockholders' Equity		$	996,905	$	570,790

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Revival Tea Company, Inc.

Statement of Income (Unaudited)

For the years ended December 31, 2023 and 2022

	Note	2023	2022
Revenues	7	$ 1,114,794	$ 582,166
Cost of Revenues	1.l	366,636	196,140
Gross Profit		748,158	386,026
Operating Expenses			
Salaries, benefits and payroll taxes (includes non-cash compensation of $25,000 and $0, respectively)	8	771,002	326,963
Lease expense	4	125,409	73,288
Legal and other professional fees and services		34,781	3,649
Supplies and equipment		33,244	25,662
Merchant fees		32,282	20,675
Advertising and promotion	1.o	27,535	72,179
Repairs and maintenance	1.p	19,207	3,648
Communications and information technology		15,690	-
Utilities		13,275	5,502
Taxes other than income taxes		9,885	4,567
Other operating expense		8,741	5,916
Insurance		5,362	5,759
Automobile		4,719	1,734
Depreciation	2	14,910	11,266
Total Operating Expenses		1,116,042	560,808
Operating Income (Loss)		(367,884)	(174,782)
Interest expense	5	(58,283)	(63,237)
Net Income (Loss)		$ (426,167)	$ (238,019)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Revival Tea Company, Inc.

Statement of Changes in Stockholders' Equity

For the years ended December 31, 2023 and 2022

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	-	$ -	-	$ -	$ 15,894	$ (36,374)	$ (20,480)
Cumulative effect adjustment for change in reporting entity	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	(238,019)	(238,019)
Balance at December 31, 2022	-	-	-	-	15,894	(274,393)	(258,499)
Net income (loss)	-	-	-	-	-	(426,167)	(426,167)
Stock-based compensation expense	-	-	-	-	25,000	-	25,000
Issuance of common stock	-	-	5,000,000	500	-	-	500
Issuance of preferred stock, net of issuance costs	878,437	81	-	-	268,365	-	268,446
Loan conversion to preferred stock	70,842	7	-	-	24,993	-	25,000
Balance at December 31, 2023	949,279	$ 88	5,000,000	$ 500	$ 334,252	$ (700,560)	$ (365,720)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Revival Tea Company, Inc.

Statement of Cash Flows (Unaudited)

For the years ended December 31, 2023 and 2022

	2023	2022
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$ (426,167)	$ (238,019)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization	14,910	11,266
Amortization of right-of-use assets	76,954	68,773
Amortization of debt issuance costs	833	764
Share based compensation	25,000	-
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	117,697	80,803
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories	(213,957)	(60,256)
Payroll refund receivable	(17,886)	-
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	(22,437)	28,566
Operating lease payments	(96,080)	(51,590)
Gift card liabilities	7,388	5,448
Net Cash Provided by (Used in) Operating Activities	(651,442)	(235,048)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment	(5,916)	(23,331)
Net Cash Provided by (Used in) Investing Activities	(5,916)	(23,331)
Cash Flows from Financing Activities		
Proceeds from issuance of debt	658,251	479,444
Payments for debt issuance costs	-	(2,500)
Repayment of debt	(246,011)	(249,142)
Proceeds from issuance of preferred stock	283,250	-
Proceeds from issuance of common stock	500	-
Net Cash Provided by (Used in) Financing Activities	695,990	227,802
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	38,632	(30,577)
Cash, cash equivalents, and restricted cash at beginning of year	57,416	87,993
Cash, Cash Equivalents, and Restricted Cash at End of Year	96,048	57,416

Reconciliation of Cash, Cash Equivalents, and Restricted Cash		
Cash and cash equivalents	96,048	57,416
Supplemental Cash Flow Information		
Cash Paid During the Year for		
Interest	$ 58,283	$ 63,237

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

1. Summary of significant accounting policies

a. Nature of operations

Revival Tea Company, Inc. (the Company) is a tea manufacturer and retailer of craft tea based out of Spokane, Washington. Revival Tea currently sells it teas through it's existing 3 brick and mortar stores, through it's website and other online sales channels, as well as wholesale partners across the country.

The Company was originally formed as a Limited Liability Company and converted to a C-Corporation incorporated in the State of Delaware as of December 30, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

For the years ended December 31, 2023, and 2022 the Company had Net Operating Loss carryforwards and reserves as follows:

	2023	2022
Net Operating Loss Carryforwards	$ 430,000	$ -
Valuation Allowance	$ (430,000)	$ -
Net Provision for income tax	-	-

g. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2023 and 2022 cash and cash equivalents consisted of deposits helding in business checking accounts and petty cash.

h. Inventories

Inventory consists of raw materials and finished goods and is valued at the lower of cost and net realizable value. The Company's inventory is constantly monitored for obsolescence. This is based on management's estimates and considers such factors as turnover, technical obsolescence, right of return status to suppliers and price protection offered by suppliers. These estimates are necessarily subject to a degree of measurement uncertainty. The Company had no reserves for slow-moving and obsolete inventory at December 31, 2023 or December 31, 2022.

i. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the double-declining balance method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using double-declining balance method over the estimated useful lives as follows for the major classes of assets:

Machinery and Equipment	5-7 years
Furniture and fixtures	5-7 years

j. Leases

In February 2016, the FASB issued guidance ASC Topic 842, Leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (''ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard effective January 1, 2022 and recognized and measured leases existing at January 1, 2022 (the beginning of the period of adoption), with certain practical expedients available. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840. Accordingly, the Company applied the guidance to each lease that had commenced as of the adoption date and also elected a package of practical expedients which included the following: no requirement to reassess the following:

(a) whether any expired or existing contracts are, or contain, leases,
(b) the lease classification for any expired or existing leases, and
(c) the recognition requirements for initial direct costs for any existing leases.

The Company excludes short-term leases having initial terms of twelve months or less from the new guidance as an accounting policy election and recognizes rent expense for such leases on a straight-line basis over the lease term. In calculating the related lease liabilities at the time of adoption, the Company utilized historical experience when determining the noncancelable portion of the lease term and elected to use the risk-free rate as the discount rate. The Company determines if an arrangement is a lease at inception.

The Company leases its building facility and records the lease as operating lease ROU assets and operating lease liabilities (current portion and long-term portion) on the accompanying consolidated balance sheet. Operating lease ROU assets and the related lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The operating lease ROU assets also include lease incentives and initial direct costs incurred. For operating leases, interest on the lease liability and the amortization of ROU asset result in straight-line rent expense over the lease term.

k. Revenue recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Retail sales are recognized at the point of sale. Wholesale and internet sales are recognized at the time of shipment.

l. Cost of goods sold

Cost of goods sold includes the following expenses; raw material costs, packaging costs,purchasing and receiving costs, and inbound freight charges

m. Stock-based compensation

The Company recognizes expense for stock-based compensation in accordance with ASC Topic 718, *Stock-Based Compensation*. ASC 718 addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. ASC 718 requires the Company measures all stock options and other stock-based awards granted to employees based on the fair value on the date of the grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award, and is calculated using the Black-Scholes option-pricing model. Generally, the Company issues stock options to employees with only service-based vesting conditions and records the expense for these awards using the straight-line method.

In consideration the fair value of the underlying stock when the Company granted options, the Company will consider several factors including the fair values established by market transactions. Stock option-based compensation includes significant estimates and judgments of when stock options might be exercised, forfeiture rates and stock price volatility. The timing of option exercises is out of the Company's control and depends upon a number of factors including the Company's market value and the financial objectives of the option holders. These estimates can have a material impact on the stock compensation expense but will have no impact on the cash flows. The estimation of share-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period the estimates are revised.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical data regarding the volatility of a publicly traded set of peer companies. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

n. Gift card liabilities

The Company recognizes a liability in the period in which it sells gift certificate and gift cards and proceeds are received. This liability is reduced and revenue is recognized as a sale when the gift cards or gift certificate is redeemed or they are considered to be unredeemable.

o. Advertising expenses

Advertising and promotional costs are expensed as incurred.

p. Repairs and maintenance

Routine repairs and maintenance are expensed as incurred. Improvements and major repairs, which extend the useful life of an asset, are capitalized and depreciated.

q. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances are as follows:

	2023	2022
Machinery and equipment	$ 55,983	$ 54,347
Furniture and fixtures	18,214	13,934
Total Cost	74,197	68,281
Total Accumulated Depreciation	(43,418)	(28,508)
Total	$ 30,779	$ 39,773

Depreciation expense was $14,910 and $11,266 for the years ended December 31, 2023 and 2022, respectively.

3. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

		2023		2022
Trade accounts payable	$	947	$	1
Accrued credit card liabilities		2,850		21,548
Accrued payroll and related benefits		9,633		8,250
Sales and excise tax payable		6,620		5,570
Other accrued expenses		-		7,118
Total	$	20,050	$	42,487

4. Leases

The Company leases rental real estate for its brick and mortar locations. The Company leases 1,276 of rentable square feet in Kootenai County, Idaho which expires in June 2033. The Company rents 942 square feet at 415 W Main Street in Spokane, Washington which expires in December 2029 and an additional 1,800 square feet at the same address expiring in September 2034. The Company also rents a manufacturing space at 221 W. Riverside in Spokane Washington. This lease is for 3,296 square feet and expires in March 2024.

The Company has classified these leases as operating leases. These leases generally contain renewal options and because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

The components of lease cost for the years ended December 31, 2023 and 2022 are as follows:

		2023		2022
Operating lease cost	$	125,409	$	73,288
Total lease cost	$	125,409	$	73,288

Amounts reported in the balance sheets as of December 31, 2023 and 2022 were as follows:

		2023		2022
Operating lease ROU assets	$	542,352	$	338,246
Operating lease liabilities (current and noncurrent)	$	542,753	$	355,429

Other information related to leases as of December 31, 2023 and 2022 was as follows:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities: Operating cash flow from operating leases	$96,080	$51,590
Weighted average remaining lease term: Operating leases	9.08 years	9.00 years
Weighted average discount rate: Operating leases	10%	10%

A summary of the matutirty of the Company's lease liabilities is as follows:

2024	$	90,181
2025		85,208
2026		88,028
2027		89,927
2028		91,883
Thereafter		396,478
Total undiscounted lease payments		841,705
Less: imputed interest		(298,952)
Total lease liabilities	$	542,753

5. Debt

a. In compliance with covenants

Under certain debt agreements, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios and revenue levels. Restrictions also exist with respect to the ability of the Company to transfer funds in the form of dividends, loans or otherwise to the shareholders. As of December 31, 2023, the Company was in compliance with these covenants. It is management's opinion that the Company is likely to remain in compliance with all long-term debt covenants throughout the twelve months subsequent to December 31, 2023.

b. Accounts by period and repayment schedule

Long-term debt consists of the following:

		2023		2022
Chip loan, interest at 12% per annum compounded monthly, repayable in monthly payments of $6,664 including interest, due December 2023 (refer to note below regarding conversion of this debt to equity during 2023)	$	-	$	75,000
Intuit loan, interest at 28.516% per annum, repayable in monthly payments of $1,935 including interest, due November 2024, secured by assets of the Company		18,540		-
First electronic loan, $278 monthly financing fee, repayable in monthly payments of $1,779 including interest, due April 2023, secured by assets of the Company		-		7,782
Square loan, interest at 17.25% per annum, repayable in minimum monthly payments of $1,746 including interest, due June 2025, secured by assets of the Company		85,545		34,718
Shopify loan, repayable as a percentage of daily sales varying from 10-17% of daily sales including interest, secured by assets of the Company		17,732		10,574
Paypal loan, fixed loan fee of $7,550, repayable in weekly payments of $1,107 including interest, secured by assets of the Company		2,686		53,539
WA Trust loan, interest at 9% per annum, repayable in one balloon payment including interest, due September 2024, secured by assets of the Company		249,402		-
Ignite loan, interest at 9.921% per annum, repayable in monthly payments of $10,557 including interest, due February 2026, secured by assets of the Company		412,484		240,373
Unamortized debt issuance costs		(903)		(1,736)
Total debt		785,486		420,250
Less: current portion		(398,829)		(249,192)
Long-term portion of debt	$	386,657	$	171,058

During 2023, the $25,000 of the "Chip" loan was converted to 70,842 shares of preferred stock.

Principal repayments on long-term debt over the next five years are as follows:

2024	$	398,829
2025		162,293
2026		225,267
2027		-
2028		-
Subsequent		-
Total	$	786,389

6. Stockholders' equity

The total number of shares of all classes of stock which the Corporation shall have authority to issue is: 10,000,000 shares of Common Stock, par value $0.0001 per share. The Company's Amended and Restated Certificate authorizes 1,025,000 shares of Preferred Stock, all of which are designated "Series Seed Preferred Stock".

The holders of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders, and the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes. There shall be no cumulative voting.

The key characteristics of the Company's shares are as follows:

Dividends

Dividends may only be declared by the Board of Directors with the affirmative written consent of holders of a majority of outstanding Preferred Stock. Any dividend must be pro rata among the holders of the Common Stock and Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock.

Liquidation Rights

In the event of the Company's liquidation, dissolution, winding up, or a Deemed Liquidation Event, holders of Preferred Stock are entitled to be paid out of the funds and assets available for distribution to its stockholders, in an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock.

Conversion

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into that number of Common Stock determined by dividing the Original Issue Price for such share of Preferred Stock by the Conversion Price for such share of Preferred Stock. The Conversion Price is initially equal to the Original Issue Price, but is subject to adjustment in accordance with Article V(B), Section 3 of the Amended and Restated Certificate of Incorporation. The Preferred Stock is subject to automatic conversion upon (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of a majority of the outstanding Preferred Stock.

Voting

On any matter presented to the stockholders of the Company, holders of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

The Common Stock is entitled to elect two (2) directors of the Company exclusively and as a separate class, the Preferred Stock is entitled to elect two (2) directors of the Company, exclusively and as a separate class, and any additional directors will be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

Protective Provisions
At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not engage in the following actions without obtaining the written consent or affirmative vote of a majority of the Preferred Stock: (a) adversely alter the rights, powers or privileges of the Preferred Stock set forth in the Amended and Restated Certificate of Incorporation or Bylaws, (b) increase or decrease the authorized number of shares of any class or series of capital stock, (c) authorize or create any new class or series of capital stock having rights, powers, or privileges that are senior to or on a parity with any series of Preferred Stock, (d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to exercise of repurchase rights held by the Company upon termination of services of employees or consultants), (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock, (f) increase or decrease the number of directors, or (g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or commit to do any of the foregoing without conditioning such commitment upon obtaining the approval of the Preferred Stock.

Market Stand-Off; Restrictions on Transfer
Under the Series Seed Stock Investment Agreement, purchasers of Preferred Stock are subject to customary "market stand-off" restrictions in connection with an initial public offering of the Company. Additionally, each person owning shares of Common Stock issued or issuable upon conversion of the Preferred Stock and any shares of Common Stock issued as a dividend or other distribution with respect to the foregoing shall not make any disposition of all or any portion of such shares unless: (a) there is an effective registration statement under the Securities Act covering such disposition, or (b) such purchaser has notified the Company and furnished the company with a statement of circumstances and opinion of counsel that such disposition will not require registration of such securities under the Securities Act. However, a registration statement or opinion of counsel is not required for: (i) transfers in compliance with Rule 144 or Rule 144A, (ii) transfers of shares by a partnership, limited liability company, corporation, or a venture capital fund to certain related persons or affiliates, or (iii) the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any holder to the holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing, provided that, in the case of clauses (ii) and (iii), the transferees agree in writing to be subject to the terms of the Series Seed Stock Investment Agreement.

Drag Along

Under the Series Seed Stock Investment Agreement, if a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the shares of Common Stock (excluding shares issued or issuable upon conversion of Preferred Stock) held by Revival Tea Holdings, LLC ("Key Holder"), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, and (iii) the Board of Directors, then each holder of Preferred Stock and Key Holder must vote all shares of capital stock owned of record or beneficially owned by such stockholder in favor of the Deemed Liquidation Event, subject to customary exceptions.

Information Rights

Under the Series Seed Stock Investment Agreement, each purchaser of Preferred Stock is entitled to receive certain annual and quarterly financial statements from the Company, subject to customary exceptions for the protection of trade secrets and confidential information. Additionally, each purchaser of Preferred Stock has a right to examine the Company's books and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested.

Right of First Refusal

Under the Series Seed Stock Investment Agreement, the Company shall maintain a right of first refusal with respect to transfers of shares of Common Stock. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer, the Company shall has a duty to assign such right of first refusal to the purchasers of Preferred Stock on a pro rata basis.

Participation Right

Under the Series Seed Stock Investment Agreement, each purchaser of Preferred Stock has the right to purchase the Purchaser's pro rata share of certain new securities that the Company may propose to issue from time to time, subject to such purchaser's ability to demonstrate to the Company's reasonable satisfaction that such purchaser is at the time of the proposed issuance an accredited investor.

Voting Agreement

Under the Series Seed Stock Investment Agreement, each purchaser of Preferred Stock agrees to cause all shares of capital stock of the Company owned by such purchaser to be voted as may be necessary to elect (and maintain in office) as members of the Board of Directors: (a) individuals designated in writing by the holders of a majority of the shares of Common Stock held by Key Holder, (b) individuals designated in writing by the holders of a majority of the shares of Preferred Stock, and (c) individuals designated in writing by the holders of a majority of the shares of Preferred Stock and the holders of a majority of the shares of Common Stock held by Key Holder.

7. Revenue

Revenues consist of the following:

	2023	2022
Retail sales	$ 721,093	$ 401,631
Online sales	180,068	180,535
Wholesale income	204,435	-
Shipping income	9,198	-
Total Revenues	$ 1,114,794	$ 582,166

8. Stock-based compensation

On January 4, 2023, the Company established the 2023 Equity Incentive Plan (the "Plan") to award stock-based compensation to employees, directors and advisors of the Company. The number of common shares available for grant or option under the plan shall not exceed 500,000 shares. Awards under the plan may consist of (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) stock bonuses, and (iv) restricted stock awards. The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Board or approved by the stockholders of the Company, whichever is later. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

Under the plan, a Ten Percent Stockholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock at the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant. Subject to the provisions regarding Ten Percent Stockholders, no Incentive Stock Option shall be exercisable after the expiration of ten (10) years from the date it was granted. The total number of shares of Common Stock subject to an Option may, but need not, vest and, therefore, become exercisable in periodic installments that may, but need not, be equal. The Option may be subject to such other terms and conditions on the time or times when it may be exercised (which may be based on performance or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options may vary.

Grants of stock bonus awards shall be pursuant to a Stock Award Agreement, which shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.

Grants of restricted stock shall be pursuant to a Stock Award Agreement, which shall be in such form and shall contain such terms and conditions as the Board shall deem appropriate.

A summary of the activity under the Company's Stock Option Plan for the year ended December 31, 2023 is as follows:

	Options	Aggregate Intrinsic Value	Weighted Average Exercise Price $	Weighted Average Contractual Life (In Years)
Outstanding as of December 31, 2022	-	-	-	-
Granted	100,000	$ 21,000	0.14	10.00
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding as of December 31, 2023	100,000	$ 21,000	0.14	9.25
Options exercisable at December 31, 2023	-	-	-	-

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black- Scholes option-pricing model. The weighted average assumptions used in determining the fair value of options granted during the years ended December 31, 2023 are as follows:

Risk-free interest rate	2.75%
Expected life	10 years
Expected volatility	28%
Expected dividend yield	0%

For the year ended December 31, 2023, the Company recognized share-based compensation expense of $25,000.

9. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. Subsequent events

Management evaluated all activity of the Company through May 23, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.